

April 20, 2005

JANUS ANNOUNCES FIRST QUARTER 2005 FINANCIAL RESULTS

First Quarter GAAP Earnings of $0.09 per Diluted Share or $0.11 Adjusted EPS

Net Flows of Janus-Managed Products Highest Since June 2003

More than Three-Fourths of Janus-Managed JIF Equity Funds in Top Two Lipper Quartiles on a One- and Three-Year Basis

Significantly Increased Pace of Share Repurchases to $100 Million in Quarter

DENVER - Janus Capital Group (NYSE: JNS) today reported first quarter GAAP net income of $19.6 million, or $0.09 per diluted share, versus a net loss of $22.1 million, or $0.10 per diluted share, in the first quarter of 2004. To provide a more comparable basis for evaluating Janus' operating results and financial performance over time, Janus management analyzes historical results after adjusting for certain items that are neither ongoing nor operational in nature. (Please refer to the reconciliation of GAAP to adjusted financials on pages 12-13 of this release.) Excluding these items, first quarter 2005 adjusted net income stood at $24.1 million, or $0.11 per diluted share, compared with $41.5 million, or $0.18 per diluted share, in the first quarter of 2004. Investment Management margins on a GAAP and adjusted basis for the first quarter of 2005 were 20.6% and 21.6%, respectively, compared with 1.6% and 33.9%, respectively, in the first quarter of 2004.

Financial Highlights for the Quarter ended March 31, 2005

Average AUM ($Bns)	$	133.8
Ending AUM ($Bns)	$	132.2
Long-term net outflows ($Bns)	$	1.9
Long-term net outflows ex-INTECH($Bns)	$	3.9
GAAP Investment Management operating margin		20.6%
Adjusted Investment Management operating margin		21.6%
GAAP Diluted earnings per share ($)	$	0.09
Adjusted Diluted earnings per share	$	0.11
$ (millions) Amount of shares repurchased	$	100.0
Common shares repurchased (mms)		7.0

In reviewing the company's performance, Chairman and CEO Steve Scheid commented, "During a challenging market environment, we're encouraged by the progress we've made stabilizing flows and increasing gross sales. We're investing prudently in our business, particularly in our investment and distribution initiatives, while carefully managing our expenses. We still have work to do, but we're confident in our approach and long-term strategy, which is why we've increased the pace of our stock repurchases."

Flows and Assets Under Management (AUM)

Average assets under management in the first quarter were $133.8 billion versus $134.9 billion in the fourth quarter of 2004 and $148.4 billion in the first quarter 2004. At March 31, 2005, assets under management (AUM) were $132.2 billion compared with $139.0 billion at December 31, 2004 and $145.0 billion at March 31, 2004. The decline in assets between December 2004 and March 2005 reflects long-term net outflows of $1.9 billion, market depreciation of $2.6 billion, and money market net outflows of $2.3 billion during the quarter.

Long-term net outflows of $1.9 billion represented an improvement compared with $2.6 billion of net outflows in the fourth quarter of 2004 and $7.7 billion in the first quarter of 2004. (The fourth quarter 2004 net outflow figure included a previously disclosed $1.8 billion redemption by ING). Long-term net outflows of Janus-branded product (excluding INTECH and the fourth quarter 2004 ING withdrawal) were $3.9 billion for the current quarter compared with $4.7 billion for the prior quarter and $8.2 billion for the comparable quarter a year ago. Approximately 30% of Janus Investment Fund (JIF) equity products generated positive net flows in the first quarter versus 15% posting positive flows in the previous quarter. The main catalyst for improvement in net flows was Janus' growth and blend equity products, which generated $2.2 billion in gross sales during the first quarter, up from $1.5 billion in the fourth quarter.

Results for the first quarter do not reflect the second portion of a previously disclosed redemption by ING that had been expected to occur in March. This redemption will now occur in April and is expected to total approximately $2.2 billion. (A breakdown of flows by discipline can be found on page 15. A history of flows by category is available on www.ir.janus.com.)

Business Unit Review

Investment Management

Investment management performance was strong in the first quarter. As of March 31, 2005, approximately 68% of the funds in the company's primary retail fund family, JIF, were in the top half of their Lipper categories on a three-year total return basis. More than 65% of the JIF funds were in the top half of their Lipper categories on a one-year total return basis. Detailed Lipper rankings and performance data for all JIF funds can be found beginning on page 16 of this release.

Key highlights of investment performance as of quarter-end included:

- 81% and 75% of Janus-managed JIF equity products were in the top half of their respective Lipper categories on a one- and three-year total return basis, respectively.

- Over the past 10 years, 83% of the Janus-managed JIF retail funds and 89% of the Janus-managed JIF equity products were in the top half of their respective Lipper categories.

"The excellent performance of Janus' equity funds for the one- and three-year periods has positioned us well for a return of growth-style investing," said Janus President and Chief Investment Officer Gary Black. "We're also encouraged by the improved investment performance of our flagship product, Janus Fund, which has produced first and second quartile performance on a one- and three-year Lipper total return basis as of March 31, 2005."

Retail Channel and Marketing

Net outflows of assets in the quarter were $1.2 billion compared with $1.5 billion in the fourth quarter 2004 and $2.0 billion in the first quarter 2004. Assets under management in the Retail Channel were $44.6 billion at March 31, 2005.

In the first quarter of 2005, Janus launched its new TV advertising campaign, highlighting the firm's research-based approach to investing. The company spent a total of $7.6 million on advertising during the first quarter and expects to spend approximately $23 million overall on advertising in 2005.

Key retail channel highlights for the quarter included:

- Strong investment performance and lead generation initiatives in the first quarter 2005 generated a 19% increase in gross sales from the previous quarter.

- Janus launched two new funds — Janus Research Fund and Janus Triton Fund — in February.

Global Advisors Channel

Net outflows of assets in the quarter were $2.6 billion compared with net outflows of $2.8 billion in the fourth quarter (excluding ING) and net outflows of $5.5 billion in the first quarter 2004. Assets under management within the Global Advisors channel were $52.6 billion at March 31, 2005. Flows continue to be challenged by slower momentum in the insurance segment of the business, which represents approximately half of the Global Advisors channel assets.

Key Global Advisors channel highlights for the quarter included:

- After four reinstatements in the first quarter, Janus products are now available on 23 of the 25 largest retirement record-keeping platforms.

- Janus separate account products are represented on two of the leading separately managed account (SMA) platforms, which represent approximately 60% of the SMA market.

- Global Advisors won $215 million in international separate account mandates, predominantly in Germany and Japan.

- Selling agreements are in place with 14 of the 25 largest broker dealer networks.

- Janus now has 25 domestic wholesalers in the field, up from 16 wholesalers in the first quarter of 2004.

Institutional Channel

Net inflows of long-term assets in the quarter were $1.9 billion compared with $3.4 billion in the fourth quarter and long-term net outflows of $0.5 billion in the first quarter 2004. Assets under management in the Institutional Channel were $35.0 billion at March 31, 2005, with $28.4 billion in Separate Account assets and $6.6 billion in Institutional Money Market assets.

Key highlights for the quarter included:

- INTECH growth of $2.2 billion to $28 billion in assets.

- Hired a director of consultant relations and expanded Janus' institutional sales force.

Financial Discussion – First Quarter 2005 vs. First Quarter 2004

Financial Highlights
(dollars in millions, except per share data)

	GAAP Results Three Months Ended		Adjusted Results Three Months Ended	
	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
Investment Management Segment				
Average Assets	$ 133.8	$ 148.4	$ 133.8	$ 148.4
Revenues	$ 216.0	$ 249.9	$ 216.0	$ 249.9
Operating Expenses	171.6	245.9	169.4	165.1
Operating Income	44.4	4.0	46.6	84.8
Operating Margin	20.6%	1.6%	21.6%	33.9%
Consolidated Net income (loss)	19.6	(22.1)	24.1	41.5
Diluted earnings (loss) per share	$ 0.09	$ (0.10)	$ 0.11	$ 0.18
Consolidated operating margin	17.3%	0.5%	18.2%	30.0%

Adjusted Investment Management Segment

Revenue declined $33.9 million from $249.9 million in the first quarter of 2004 to $216.0 million in the first quarter of 2005. The 13.6% revenue decrease is consistent with the 9.8% decrease in average assets under management combined with approximately $5 million of management fee reductions that occurred as part of Janus' settlement with regulators, effective July 1, 2004. The decline in management fee revenue was partially offset by a $6.4 million increase in INTECH performance fees to $7.2 million.

Adjusted operating expenses increased $4.3 million, principally due to increases in employee compensation and marketing offset by decreases in distribution and depreciation expenses. The increase in employee compensation was due in part to incentive compensation directly linked to improved relative investment performance. The $5.6 million increase in total marketing expenditures was due to the TV and print advertising campaigns that occurred in the first quarter of 2005, as well as the launch of two new retail funds. In the first quarter of 2004 there was no advertising spending. Distribution expense declined due to a decrease in assets on which distribution fees are paid. Depreciation and Amortization declined 27.1% from $14.0 million in the first quarter of 2004 to $10.2 million in the current quarter due to lower levels of capital investment in recent years. General and Administrative expenses were generally flat year over year.

Interest expense declined over the same quarter one year ago due to lower interest payments as a result of approximately $474 million of debt retirement during the second quarter 2004. Other income increased from the beneficial impact of rising interest rates on Janus' cash balances and investments.

Printing and Fulfillment Segment

Results in the company's Printing and Fulfillment business, Rapid Solutions Group, were comparable to the same quarter one year ago, reflecting the first quarter seasonal increases from the printing of year-end statements for financial services firms. From the fourth quarter of 2004 to the first quarter of 2005, the adjusted operating loss improved from $6.1 million to $3.1 million, primarily as a result of significant reductions in operating expenses.

Capital and Liquidity

At March 31, 2005, the company had stockholders' equity of $2.7 billion, cash and investments of $876 million and $377 million of debt outstanding. As part of the company's active management of its capital and liquidity position, Janus repurchased $100 million of its common shares in the first quarter (7.0 million shares) at an average price of $14.25 per share. Since July 2004, when the current $500 million share repurchase plan was authorized by the Board of Directors, Janus has repurchased $184 million (or 12.6 million shares) in the public markets at an average price of $14.55.

2005 Earnings Update

In its year-end earnings presentation on January 26, 2005 (available on www.janus.com in the investor relations tab), the company provided earnings guidance for full year 2005 of $0.55-$0.60 of Adjusted EPS. This guidance assumed 6% equity market appreciation in 2005 based on ending 2004 AUM of $139 billion, and company long-term net flows of $0-$5 billion. If current market conditions continue, the guidance range previously provided will not be achieved.

First Quarter 2005 Earnings Call Information

Janus Capital Group will discuss its results during a conference call Wednesday, April 20th at 10 a.m. Eastern Daylight Time. The call-in number will be 877-301-7574 (anyone outside the U.S. or Canada should call 1 706-643-3623). The slides used during the presentation will be available in the investor relations section of the Janus Capital Group Web site (www.janus.com) approximately one hour prior to the call. For those unable to join the conference call at the scheduled time, an audio replay will be available on www.janus.com.

About Janus Capital Group Inc.

Based in Denver, Colorado, Janus Capital Group Inc. is a leading asset manager offering individual investors and institutional clients complementary asset management disciplines through the firm's global distribution network. Janus Capital Group consists of Janus Capital Management LLC, Enhanced Investment Technologies, LLC (INTECH), and Capital Group Partners, Inc. In addition, Janus Capital Group owns 30% of Perkins, Wolf, McDonnell and Company, LLC.

Investor Relations Contacts:	*Media Contacts:*
Steve Belgrad, 303-394-7706	Jane Ingalls, 303-394-7311
Tamar Gerber, 303-336-4092	Shelley Peterson, 303-316-5625

<p align="center">###</p>

Please consider the charges, risks, expenses and investment objectives carefully before investing. For a prospectus containing this and other information, please call Janus at 1-800-525-3713 or download the file from www.janus.com. Read it carefully before you invest or send money.

Data presented reflects past performance, which is no guarantee of future results.
Funds distributed by Janus Distributors LLC (4/05).

This press release includes statements concerning potential future events involving Janus Capital Group Inc. that could differ materially from the events that actually occur. The differences could be caused by a number of factors including those factors identified in Janus' Annual Report on Form 10-K for the year ended December 31, 2004, on file with the Securities and Exchange Commission (Commission file no. 001-15253). Many of these factors are beyond the control of the Company and its management. Any forward-looking statements contained in this release are as of the date on which such statements were made. The Company assumes no duty to update them, even if experience, unexpected events, or future changes make it clear that any projected results expressed or implied therein will not be realized.

JANUS CAPITAL GROUP INC.
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
GAAP BASIS
(dollars in millions, except per share data)

				Three Months Ended					
		March 31, 2005		December 31, 2004		September 30, 2004		June 30, 2004	March 31, 2004
Investment Management Revenues:									
Investment management fees	$	173.1	$	176.5	$	170.2	$	187.9	$ 199.2
Shareowner servicing fees and other		42.9		45.0		45.0		47.3	50.7
Total		216.0		221.5		215.2		235.2	249.9
Investment Management Operating Expenses:									
Employee compensation and benefits		71.3		61.4		56.7		70.7	60.5
Long-term incentive compensation		19.0		37.1		22.0		25.4	26.0
Marketing and fulfillment		9.7		9.2		6.5		8.8	4.1
Distribution		27.1		29.5		29.2		31.6	34.8
Depreciation and amortization		10.2		11.1		11.5		12.3	14.0
General, administrative and occupancy		32.1		39.1		31.8		35.2	33.3
Restructuring and impairments		5.5		—		10.2		—	14.2
Provision for mutual fund investigation		(3.3)		—		—		6.0	59.0
Total		171.6		187.4		167.9		190.0	245.9
Investment Management Operating Income		**44.4**		**34.1**		**47.3**		**45.2**	**4.0**
Printing and Fulfillment Revenue		23.0		18.3		22.6		23.6	24.5
Printing and Fulfillment Operating Expenses		24.2		24.7		25.0		25.3	25.1
Printing and Fulfillment Intangibles Amortization		1.9		1.9		1.9		1.9	1.9
Printing and Fulfillment Operating Loss		**(3.1)**		**(8.3)**		**(4.3)**		**(3.6)**	**(2.5)**
Interest expense		(7.2)		(7.2)		(4.8)		(11.6)	(14.8)
Gain on disposition of DST common shares		—		—		—		228.0	—
Loss on early extinguishment of debt		—		—		—		(55.5)	—
Other, net		9.3		8.6		4.9		2.9	3.2
Income tax provision benefit (provision)		(21.4)		(7.7)		5.5		(78.7)	(11.3)
Equity in earnings of unconsolidated affiliates		1.7		1.8		1.6		1.6	1.1
Minority interest in consolidated earnings		(4.1)		(3.1)		(2.9)		(2.2)	(1.8)
Net Income (Loss)	$	**19.6**	$	**18.2**	$	**47.3**	$	**126.1**	$ **(22.1)**
Basic earnings per share									
Weighted average common shares outstanding *(in millions)*		226.0		228.7		231.8		232.2	230.4
Basic earnings (loss) per share	$	0.09	$	0.08	$	0.20	$	0.54	$ (0.10)
Diluted earnings per share									
Weighted average diluted common shares outstanding *(in millions)*		227.1		229.9		233.0		234.0	230.4
Diluted earnings (loss) per share	$	0.09	$	0.08	$	0.20	$	0.54	$ (0.10)

JANUS CAPITAL GROUP INC.
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
ADJUSTED BASIS
(dollars in millions, except per share data)

					Three Months Ended					
	March 31, 2005		**December 31, 2004**		**September 30, 2004**		**June 30, 2004**		**March 31, 2004**	
Investment Management Revenues:										
Investment management fees	$	173.1	$	176.5	$	170.2	$	187.9	$	199.2
Shareowner servicing fees and other		42.9		45.0		45.0		47.3		50.7
Total		216.0		221.5		215.2		235.2		249.9
Investment Management Operating Expenses:										
Employee compensation and benefits		71.3		61.4		54.1		52.5		56.5
Long-term incentive compensation		19.0		22.1		22.0		22.0		22.4
Marketing and fulfillment		9.7		9.2		6.5		8.8		4.1
Distribution		27.1		29.5		29.2		31.6		34.8
Depreciation and amortization		10.2		11.1		11.5		12.3		14.0
General, administrative and occupancy		32.1		39.1		31.8		35.2		33.3
Total		169.4		172.4		155.1		162.4		165.1
Investment Management Operating Income		**46.6**		**49.1**		**60.1**		**72.8**		**84.8**
Printing and Fulfillment Revenue		23.0		18.3		22.6		23.6		24.5
Printing and Fulfillment Operating Expenses		24.2		22.5		25.0		25.3		25.1
Printing and Fulfillment Intangibles Amortization		1.9		1.9		1.9		1.9		1.9
Printing and Fulfillment Operating Loss		**(3.1)**		**(6.1)**		**(4.3)**		**(3.6)**		**(2.5)**
Interest expense		(7.2)		(7.2)		(7.3)		(11.6)		(14.8)
Other, net		5.2		8.6		4.9		2.9		3.2
Income tax provision		(15.0)		(14.3)		(21.8)		(23.5)		(28.5)
Equity in earnings of unconsolidated affiliates		1.7		1.8		1.6		1.6		1.1
Minority interest in consolidated earnings		(4.1)		(3.1)		(2.9)		(2.2)		(1.8)
Net Income	$	**24.1**	$	**28.8**	$	**30.3**	$	**36.4**	$	**41.5**
Basic earnings per share										
Weighted average common shares outstanding *(in millions)*		226.0		228.7		231.8		232.2		230.4
Basic earnings per share	$	0.11	$	0.13	$	0.13	$	0.16	$	0.18
Diluted earnings per share										
Weighted average diluted common shares outstanding *(in millions)*		227.1		229.9		233.0		234.0		232.4
Diluted earnings per share	$	0.11	$	0.13	$	0.13	$	0.16	$	0.18

11

JANUS CAPITAL GROUP INC.
Non-GAAP Reconciliations
(dollars in millions, except per share data)

Janus management analyzes historical results after adjusting for certain items that are not ongoing or are non-operational in nature. The company believes that excluding these items is useful to management and investors because it provides a more comparable basis for evaluating Janus' operating results and financial performance over time. Internally, these adjusted results are used to evaluate the performance of the company.

	Three Months Ended March 31, 2005				
	Investment Management	Non-GAAP Adjustments	Investment Management Adjusted	Printing and Fulfillment	Adjusted Total
Revenues	$ 216.0	$ —	$ 216.0	$ 23.0	$ 239.0
Operating expenses	169.4	—	169.4	26.1	195.5
Restructuring and impairments	5.5	(5.5)[1]	—	—	—
Provision for mutual fund investigation	(3.3)	3.3[2]	—	—	—
Total	171.6	(2.2)	169.4	26.1	195.5
Operating Income (Loss)	**44.4**	**2.2**	**46.6**	**(3.1)**	**43.5**
Operating Margin	*20.6 %*		*21.6 %*	*-13.5 %*	*18.2 %*
Interest expense	(7.2)	—	(7.2)	—	(7.2)
Other income (expense)	9.0	(4.1)[3]	4.9	0.3	5.2
Income tax benefit (provision)	(22.4)	6.4[4]	(16.0)	1.0	(15.0)
Equity earnings in unconsolidated affiliates	1.7	—	1.7	—	1.7
Minority interest in consolidated earnings	(4.1)	—	(4.1)	—	(4.1)
Net Income (Loss)	**$ 21.4**	**$ 4.5**	**$ 25.9**	**$ (1.8)**	**$ 24.1**
Diluted Earnings (Loss) per Share	**$ 0.09**	**$ 0.02**	**$ 0.11**	**$ (0.01)**	**$ 0.11**
Average Assets Under Management (Billions)	**$ 133.8**				

	Three Months Ended December 31, 2004						
	Investment Management	Non-GAAP Adjustments	Investment Management Adjusted	Printing and Fulfillment	Non-GAAP Adjustments	Printing and Fulfillment Adjusted	Adjusted Total
Revenues	$ 221.5	$ —	$ 221.5	$ 18.3	$ —	$ 18.3	$ 239.8
Operating expenses	150.3	—	150.3	24.4	—	24.4	174.7
Long-term incentive compensation	37.1	(15.0)[5]	22.1	—	—	—	22.1
Restructuring and impairments	—	—	—	2.2	(2.2)[12]	—	—
Total	187.4	(15.0)	172.4	26.6	(2.2)	24.4	196.8
Operating Income (Loss)	**34.1**	**15.0**	**49.1**	**(8.3)**	**2.2**	**(6.1)**	**43.0**
Operating Margin	*15.4 %*		*22.2 %*	*-45.4 %*		*-33.3 %*	*17.9 %*
Other income (expense)	—	—	—	0.1	—	0.1	0.1
Income tax benefit (provision)	(11.1)	(5.7)[4]	(16.8)	3.4	(0.9)	2.5	(14.3)
Net Income (Loss)	**$ 23.0**	**$ 9.3**	**$ 32.3**	**$ (4.8)**	**$ 1.3**	**$ (3.5)**	**$ 28.8**
Diluted Earnings (Loss) per Share	**$ 0.10**	**$ 0.04**	**$ 0.14**	**$ (0.02)**	**$ 0.01**	**$ (0.01)**	**$ 0.13**
Average Assets Under Management (Billions)	**$ 134.9**						

	Three Months Ended September 30, 2004				
	Investment Management	Non-GAAP Adjustments	Investment Management Adjusted	Printing and Fulfillment	Adjusted Total
Revenues	$ 215.2	$ —	$ 215.2	$ 22.6	$ 237.8
Operating expenses	101.0	—	101.0	26.9	127.9
Employee compensation and benefits	56.7	(2.6)[6]	54.1	—	54.1
Restructuring and impairments	10.2	(10.2)[7]	—	—	—
Total	167.9	(12.8)	155.1	26.9	182.0
Operating Income (Loss)	**47.3**	**12.8**	**60.1**	**(4.3)**	**55.8**
Operating Margin	*22.0 %*		*27.9 %*	*-19.0 %*	*23.5 %*
Interest expense	(4.8)	(2.5)[4]	(7.3)	—	(7.3)
Other income (expense)	4.7	—	4.7	0.2	4.9
Income tax benefit (provision)	3.8	(27.3)[4]	(23.5)	1.7	(21.8)
Equity earnings in unconsolidated affiliates	1.6	—	1.6	—	1.6
Minority interest in consolidated earnings	(2.9)	—	(2.9)	—	(2.9)
Net Income (Loss)	**$ 49.7**	**$ (17.0)**	**$ 32.7**	**$ (2.4)**	**$ 30.3**
Diluted Earnings (Loss) per Share	**$ 0.21**	**$ (0.07)**	**$ 0.14**	**$ (0.01)**	**$ 0.13**
Average Assets Under Management (Billions)	**$ 129.2**				

See notes to non-GAAP adjustments on the following page

JANUS CAPITAL GROUP INC.
Non-GAAP Reconciliations (continued)
(dollars in millions, except per share data)

	Three Months Ended June 30, 2004				
	Investment Management	Non-GAAP Adjustments	Investment Management Adjusted	Printing and Fulfillment	Adjusted Total
Revenues	$ 235.2	$ —	$ 235.2	$ 23.6	$ 258.8
Operating expenses	94.5	—	94.5	25.4	119.9
Employee compensation and benefits	70.7	(18.2)[6]	52.5	1.8	54.3
Long-term incentive compensation	18.8	(3.4)[6]	15.4	—	15.4
Provision for mutual fund investigation	6.0	(6.0)[8]	—	—	—
Total	190.0	(27.6)	162.4	27.2	189.6
Operating Income (Loss)	**45.2**	**27.6**	**72.8**	**(3.6)**	**69.2**
Operating Margin	*19.2 %*		*31.0 %*	*-15.3 %*	*26.7 %*
Interest expense	(11.6)	—	(11.6)	—	(11.6)
Gain on the disposal of DST common shares	228.0	(228.0)[9]	—	—	—
Loss on early extinguishment of debt	(55.5)	55.5[10]	—	—	—
Other income (expense)	2.5	—	2.5	0.4	2.9
Income tax benefit (provision)	(79.7)	55.2[4]	(24.5)	1.0	(23.5)
Equity earnings in unconsolidated affiliates	1.6	—	1.6	—	1.6
Minority interest in consolidated earnings	(2.2)	—	(2.2)	—	(2.2)
Net Income (Loss)	**$ 128.3**	**$ (89.7)**	**$ 38.6**	**$ (2.2)**	**$ 36.4**
Diluted Earnings (Loss) per Share	**$ 0.55**	**$ (0.38)**	**$ 0.16**	**$ (0.01)**	**$ 0.16**
Average Assets Under Management (Billions)	**$ 138.6**				

	Three Months Ended March 31, 2004				
	Investment Management	Non-GAAP Adjustments	Investment Management Adjusted	Printing and Fulfillment	Adjusted Total
Revenues	$ 249.9	$ —	$ 249.9	$ 24.5	$ 274.4
Operating expenses	86.2	—	86.2	25.4	111.6
Employee compensation and benefits	60.5	(4.0)[6]	56.5	1.6	58.1
Long-term incentive compensation	26.0	(3.6)[6]	22.4	—	22.4
Restructuring and impairments	14.2	(14.2)[11]	—	—	—
Provision for mutual fund investigation	59.0	(59.0)[8]	—	—	—
Total	245.9	(80.8)	165.1	27.0	192.1
Operating Income (Loss)	**4.0**	**80.8**	**84.8**	**(2.5)**	**82.3**
Operating Margin	*1.6 %*		*33.9 %*	*-10.2 %*	*30.0 %*
Other income (expense)	(12.3)	—	(12.3)	—	(12.3)
Income tax provision (expense)	(12.4)	(17.2)[4]	(29.6)	1.1	(28.5)
Net Income (Loss)	**$ (20.7)**	**$ 63.6**	**$ 42.9**	**$ (1.4)**	**$ 41.5**
Diluted Earnings (Loss) per Share	**$ (0.09)**	**$ 0.27**	**$ 0.18**	**$ (0.01)**	**$ 0.18**
Average Assets Under Management (Billions)	**$ 148.4**				

(1) Charges related to the closure of the Bay Isle Financial LLC facility in Oakland, California, severance of a Bay Isle portfolio manager and impairment of intangibles associated with the loss of institutional accounts.

(2) Insurance recovery of $6.0 million for legal expenses incurred related to the mutual fund investigation, net of first quarter 2005 legal fees and other expenses.

(3) Realized gain on the sale of investments. In the first quarter of 2005, the Company reduced its seed capital investments in advised funds by $22.8 million. This reduction in seed capital produced gains of $2.5 million on an after-tax basis.

(4) Includes tax effect of adjustments. Also, on March 31, 2005, 1.3 million shares of Janus common stock granted in 2002 vested at a price significantly below the grant price of approximately $26 per share. This vesting resulted in a permanent book-tax difference, which directly increased income tax expense. 3Q04 includes the reversal of a $22.5 million tax contingency and related accrued interest of $2.5 million.

(5) Equity awards granted on a vested basis in 2004.

(6) Charges related to severance payments and the accelerated vesting of restricted stock as a result of executive level departures including Janus' former CEO during 2Q04.

(7) Charge of $8.2 million related to the closure of Janus' Austin, Texas facility in 2001 and the pretax loss of $2.0 million from the sale of Bay Isle Financial LLC's Private Client Asset Management Division.

(8) Charges related to the mutual fund investigation, including civil penalties, restoration, legal and other administrative costs.

(9) Pretax gain of $228.0 million from the sale of 7.4 million shares of DST to an unrelated third party.

(10) Loss of $55.5 million primarily related to the premium paid to exchange old for new notes with lower interest rates.

(11) An impairment charge of $14.2 million was recorded associated with the termination notices received in the first quarter of 2004 from certain subadvised accounts.

(12) Charges related to the closure of a non-strategic facility.

JANUS CAPITAL GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(dollars in millions)

	March 31, 2005		December 31, 2004	
Assets				
Cash and cash equivalents	$	454.8	$	527.1
Other current assets		405.3		538.2
Investments and other assets		324.0		240.9
Property and equipment, net		58.8		62.0
Intangibles and goodwill, net		2,392.0		2,399.4
Total Assets	$	3,634.9	$	3,767.6
Liabilities and Stockholders' Equity				
Debt	$	377.2	$	377.5
Other liabilities		198.7		219.8
Deferred income taxes		405.0		435.8
Stockholders' equity		2,654.0		2,734.5
Total Liabilities and Stockholders' Equity	$	3,634.9	$	3,767.6

UNAUDITED CONDENSED CONSOLIDATED
CASH FLOW INFORMATION
(dollars in millions)

	Three Months Ended					
	March 31, 2005		December 31, 2004		March 31, 2004	
Cash provided by (used in)						
Operating activities	$	43.8	$	44.3	$	78.3
Investing activities		(5.8)		(327.9)		(20.7)
Financing activities		(110.3)		(45.4)		(1.9)
Net change during period	$	(72.3)	$	(329.0)	$	55.7

ASSETS UNDER MANAGEMENT BY MANAGER
(dollars in billions)

	Three Months Ended					
	March 31, 2005		December 31, 2004		March 31, 2004	
Janus Capital Management LLC	$	94.6	$	103.2	$	120.4
Bay Isle Financial LLC		—		0.5		1.2
Enhanced Investment Technologies, LLC		28.0		25.8		15.5
Perkins, Wolf, McDonnell and Company		9.6		9.5		7.9
Total assets	$	132.2	$	139.0	$	145.0

14

JANUS CAPITAL GROUP INC.
ASSETS & FLOWS BY INVESTMENT DISCIPLINE
(dollars in billions)

	Three Months Ended				
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005
Growth / Blend					
Beginning of period assets	$ 83.1	$ 78.9	$ 74.3	$ 68.2	$ 71.4
Sales	2.4	1.8	1.1	1.5	2.2
Redemptions	(8.1)	(8.1)	(4.4)	(6.1)	(4.8)
Net Sales (redemptions)	(5.7)	(6.3)	(3.3)	(4.6)	(2.6)
Market appreciation	1.6	1.6	(2.8)	7.8	(2.5)
End of period assets	$ 78.9	$ 74.3	$ 68.2	$ 71.4	$ 66.3
Global / International					
Beginning of period assets	$ 22.6	$ 21.7	$ 16.9	$ 15.1	$ 14.6
Sales	0.8	0.5	0.3	0.3	0.4
Redemptions	(2.9)	(3.4)	(1.9)	(2.5)	(1.5)
Net Sales (redemptions)	(2.1)	(2.9)	(1.6)	(2.2)	(1.2)
Market appreciation	1.2	(1.8)	(0.2)	1.8	(0.1)
End of period assets	$ 21.7	$ 16.9	$ 15.1	$ 14.6	$ 13.4
Mathematical/Quantitative					
Beginning of period assets	$ 14.3	$ 15.5	$ 17.5	$ 20.1	$ 25.8
Sales	1.3	2.0	3.0	4.1	2.4
Redemptions	(0.8)	(0.6)	(0.2)	(0.2)	(0.4)
Net Sales (redemptions)	0.5	1.4	2.8	3.9	2.0
Market appreciation	0.7	0.6	(0.1)	1.8	0.2
End of period assets	$ 15.5	$ 17.5	$ 20.1	$ 25.8	$ 28.0
Value					
Beginning of period assets	$ 8.5	$ 9.2	$ 9.6	$ 9.1	$ 10.2
Acquisitions (dispositions)	—	—	(0.6)	—	—
Sales	1.1	0.9	0.8	1.0	1.0
Redemptions	(0.9)	(0.6)	(0.6)	(0.8)	(1.0)
Net Sales (redemptions)	0.2	0.3	0.2	0.2	—
Market appreciation	0.4	0.1	—	0.8	(0.1)
End of period assets	$ 9.2	$ 9.6	$ 9.1	$ 10.2	$ 10.2
Fixed Income					
Beginning of period assets	$ 7.3	$ 6.7	$ 6.0	$ 5.8	$ 6.2
Sales	0.6	0.3	0.3	0.6	0.4
Redemptions	(1.0)	(0.8)	(0.6)	(0.5)	(0.5)
Net Sales (redemptions)	(0.4)	(0.5)	(0.3)	0.1	(0.2)
Market appreciation	(0.2)	(0.2)	0.2	0.2	(0.1)
End of period assets	$ 6.7	$ 6.0	$ 5.8	$ 6.2	$ 5.9
Money Market					
Beginning of period assets	$ 15.8	$ 13.0	$ 11.1	$ 11.8	$ 10.8
Sales	26.2	21.5	20.0	19.5	12.3
Redemptions	(29.0)	(23.4)	(19.4)	(20.5)	(14.6)
Net Sales (redemptions)	(2.8)	(1.9)	0.6	(1.0)	(2.3)
Market appreciation	—	—	—	—	—
End of period assets	$ 13.0	$ 11.1	$ 11.8	$ 10.8	$ 8.5
Total					
Beginning of period assets	*$ 151.5*	*$ 145.0*	*$ 135.4*	*$ 130.2*	*$ 139.0*
Acquisitions (dispositions)	*—*	*—*	*(0.6)*	*—*	*—*
Sales	*32.4*	*27.1*	*25.5*	*27.1*	*18.6*
Redemptions	*(42.9)*	*(37.0)*	*(27.1)*	*(30.6)*	*(22.8)*
Net Sales (redemptions)	*(10.5)*	*(9.9)*	*(1.6)*	*(3.5)*	*(4.2)*
Market appreciation	*4.0*	*0.3*	*(3.0)*	*12.3*	*(2.6)*
End of period assets	*$ 145.0*	*$ 135.4*	*$ 130.2*	*$ 139.0*	*$ 132.2*
Total Excluding Money Markets					
Beginning of period assets	*$ 135.7*	*$ 132.0*	*$ 124.3*	*$ 118.4*	*$ 128.2*
Acquisitions (dispositions)	*—*	*—*	*(0.6)*	*—*	*—*
Sales	*6.2*	*5.6*	*5.5*	*7.5*	*6.3*
Redemptions	*(13.9)*	*(13.6)*	*(7.7)*	*(10.1)*	*(8.2)*
Net Sales (redemptions)	*(7.7)*	*(8.0)*	*(2.2)*	*(2.6)*	*(1.9)*
Market appreciation	*4.0*	*0.3*	*(3.0)*	*12.4*	*(2.6)*
End of period assets	*$ 132.0*	*$ 124.3*	*$ 118.4*	*$ 128.2*	*$ 123.7*
Total Excluding Mathematical/Quantitative & Money Markets					
Beginning of period assets	*$ 121.4*	*$ 116.5*	*$ 106.8*	*$ 98.3*	*$ 102.4*
Acquisitions (dispositions)	*—*	*—*	*(0.6)*	*—*	*—*
Sales	*4.9*	*3.6*	*2.5*	*3.4*	*3.9*
Redemptions	*(13.1)*	*(13.0)*	*(7.5)*	*(9.9)*	*(7.8)*
Net Sales (redemptions)	*(8.2)*	*(9.4)*	*(5.0)*	*(6.5)*	*(3.9)*
Market appreciation	*3.3*	*(0.3)*	*(2.9)*	*10.6*	*(2.7)*
End of period assets	*$ 116.5*	*$ 106.8*	*$ 98.3*	*$ 102.4*	*$ 95.7*

Each line has been rounded on the schedule individually to increase the accuracy of the amounts presented. Therefore totals and subtotals may not foot.

Janus Investment Fund

| | | Lipper Rankings Based on Total Returns as of 3/31/05 | | | | | | | |
| | | 1-Year | | 3-Year | | 5-Year | | 10-Year | |
	Lipper Category	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds
Growth Funds									
Janus Enterprise Fund	Mid-Cap Growth Funds	12	59/530	8	33/426	92	264/288	59	65/110
Janus Fund	Large-Cap Growth Funds	14	86/652	42	226/547	64	270/426	38	52/138
Janus Mercury Fund	Large-Cap Growth Funds	18	114/652	13	66/547	82	347/426	3	4/138
Janus Olympus Fund	Multi-Cap Growth Funds	41	177/432	74	271/368	73	179/245	—	—
Janus Orion Fund	Multi-Cap Growth Funds	9	36/432	13	47/368	—	—	—	—
Janus Twenty Fund[1]	Large-Cap Growth Funds	2	10/652	3	11/547	79	334 / 426	1	1/138
Janus Venture Fund[1]	Small-Cap Growth Funds	16	77/512	13	54/427	71	224/316	37	31/83
Core Funds									
Janus Balanced Fund	Balanced Funds	40	235/594	49	216/446	63	229/364	8	12/166
Janus Core Equity Fund	Large-Cap Core Funds	4	35/908	15	109/774	30	176/596	—	—
Janus Growth and Income Fund	Large-Cap Core Funds	8	71/908	21	156/774	65	386/596	3	5/229
Janus Risk-Managed Stock Fund	Multi-Cap Core Funds	4	24/728	—	—	—	—	—	—
Janus Contrarian Fund	Multi-Cap Core Funds	3	15/728	4	20/523	20	70/360	—	—
Income Funds									
Janus Federal Tax-Exempt Fund	General Muni Debt Funds	92	261/284	75	194/261	89	203/228	76	109/144
Janus Flexible Bond Fund[2]	Intermediate Inv Grade Debt Funds	74	340/459	14	51/389	63	168/267	8	10/136
Janus High-Yield Fund	High Current Yield Funds	56	230/415	82	287/350	38	108/284	—	—
Janus Short-Term Bond Fund	Short Investment Grade Debt Funds	42	85/206	45	62/139	57	60/105	32	18/56
International/Global Funds									
Janus Global Life Sciences Fund	Health/Biotechnology Funds	24	43/179	41	63/155	88	67/76	—	—
Janus Global Opportunities Fund	Global Funds	48	149/315	32	82/259	—	—	—	—
Janus Global Technology Fund	Science & Technology Funds	53	156/294	59	162/276	58	82/141	—	—
Janus Overseas Fund	International Funds	91	765/845	67	472/708	83	425/512	5	8/171
Janus Worldwide Fund	Global Funds	95	298/315	99	255/259	92	176/192	33	20/61
Value Funds									
Janus Mid Cap Value Fund — Inv[3]	Mid-Cap Value Funds	56	126/228	42	73/177	26	26/100	—	—
Janus Small Cap Value Fund — Inv.[1,3]	Small-Cap Core Funds	52	293/572	72	337/472	18	57/323	—	—

| Percent of JIF Funds per Lipper Quartile based on Total Returns | | | | |
	1-Year	3-Year	5-Year	10-Year
1st Quartile	47.9%	40.9%	10.0%	50.0%
2nd Quartile	17.4	27.3	15.0	33.4
3rd Quartile	21.7	22.7	40.0	8.3
4th Quartile	13.0	9.1	35.0	8.3

Lipper Inc. – A Reuters Company, is a nationally recognized organization that ranks the performance of mutual funds within a universe of funds that have similar investment objectives. Rankings are historical with capital gains and dividends reinvested.

1. Closed to new investors.
2. Effective 02/25/05, Sharon Pichler is no longer the portfolio manager of Janus Federal Tax-Exempt Fund, and Doug Nelson is now the Fund manager.
3. Effective February 28, 2005, Janus Flexible Income Fund changed its name to Janus Flexible Bond Fund and added to its investment policy to state that at least 80% of its net assets (plus borrowings for investment purposes) will be invested in bonds.
4. Rating is for the investor share class only; other classes may have different performance characteristics.

Janus Investment Fund ("JIF")

	Inception Date	Average Annual Total Returns (%) for Periods Ended 3/31/05[1]				
		1 Year	3 Year	5 Year	10 Year	Life of Fund
Growth Funds						
Janus Fund	2/70	4.41	(0.94)	(11.18)	8.29	13.92
Janus Twenty Fund[2,7]	4/85	8.96	5.11	(13.07)	12.21	13.08
Janus Mercury Fund	5/93	3.84	1.81	(13.64)	10.90	12.56
Janus Olympus Fund	12/95	3.84	(0.47)	(13.84)	—	10.67
Janus Enterprise Fund	9/92	11.61	8.00	(15.60)	8.30	10.84
Janus Venture Fund[2,3]	4/85	7.39	8.52	(9.53)	10.22	13.39
Janus Orion Fund[4]	6/00	9.45	5.85	—	—	(7.32)
Core Funds						
Janus Growth and Income Fund	5/91	8.60	2.65	(5.57)	13.81	13.31
Janus Balanced Fund	9/92	4.87	4.05	0.29	11.13	11.22
Janus Contrarian Fund[4]	2/00	14.22	9.91	4.14	—	5.70
Janus Core Equity Fund	6/96	9.83	3.09	(2.73)	—	12.03
Janus Risk-Managed Stock Fund[5,6]	2/03	13.03	—	—	—	23.91
International/Global Funds						
Janus Worldwide Fund[5]	5/91	(0.61)	(0.92)	(11.18)	9.15	11.02
Janus Overseas Fund[4,5]	5/94	7.04	7.56	(7.50)	12.20	11.03
Janus Global Life Sciences Fund[5]	12/98	2.19	1.45	(1.84)	—	9.12
Janus Global Technology Fund[3,4,5]	12/98	(7.33)	(4.17)	(22.76)	—	0.33
Janus Global Opportunities Fund[5]	6/01	8.73	7.11	—	—	9.96
Value Funds						
Janus Small Cap Value Fund — Inv.[2,8]	10/87	8.27	6.92	13.94	16.35	14.65
Janus Mid Cap Value Fund — Inv.[12]	8/98	12.66	10.82	15.07	—	18.40
Income Funds						
Janus Flexible Income Fund[9,10,11]	7/87	0.25	6.45	6.01	7.45	7.84
Janus High-Yield Fund[5,9,10,11]	12/95	6.01	7.78	6.16	—	8.31
Janus Short-Term Bond Fund[9,10,13]	9/92	0.21	2.93	4.32	5.23	4.82
Janus Federal Tax-Exempt Fund[9,10,13,14]	5/93	0.51	4.62	4.76	4.92	4.62

See notes to performance on the following page

17

1) All figures unaudited.

2) Closed to new investors.

3) This Fund has been significantly impacted, either positively or negatively, by investing in initial public offerings (IPOs).

4) This Fund may have significant exposure to emerging markets which may lead to greater price volatility.

5) A 2% redemption fee may be imposed on shares held for 3 months or less. Performance shown does not reflect this redemption fee and, if reflected, performance would have been lower.

6) The voluntary waiver of the Fund's management fee terminated on June 25, 2004. Without such waivers total returns from inception to June 24, 2004 would have been lower.

7) Returns have sustained significant gains and losses due to market volatility in the consumer discretionary sector.

8) Returns shown for Janus Small Cap Value Fund prior to April 21, 2003 are those of Berger Small Cap Value Fund.

9) Bond funds have the same interest rate, inflation, and credit risks that are associated with the underlying bonds owned by the Fund. Unlike owning individual bonds, there are ongoing fees and expenses associated with owning shares of bonds funds. The return of principal is not guaranteed due to net asset value fluctuation that is caused by changes in the price of specific bonds held in the Fund and selling of bonds within the fund by the Portfolio Manager.

10) As of March 31, 2005, the 30-day SEC Yield was 3.17% on Janus Federal Tax-Exempt Fund, 4.10% on Janus Flexible Income Fund, 5.71% on Janus High-Yield Fund and 3.08% on Janus Short-Term Bond Fund.

11) Adviser has agreed to waive a portion of the Fund's expenses if they exceed the designated cap. If during the periods shown, the Fund's actual expenses exceeded the cap, its total return would have been lower. There were no waivers in effect for the most recent period presented.

12) Returns shown for Janus Mid Cap Value Fund prior to April 21, 2003 are those of Berger Mid Cap Value Fund.

13) Janus Capital has contractually agreed to waive Janus Short-Term Bond Fund and Janus Federal Tax-Exempt Fund's total operating expenses to the levels indicated in the prospectus until at least March 1, 2006. Without such waivers, Janus Short-Term Bond Fund and Janus Federal Tax-Exempt Fund's yield would have been 2.46% and 2.40%, respectively and total returns would have been lower.

14) Income may be subject to state or local taxes and to a limited extent certain federal tax. Capital gains are subject to federal, state and local taxes.

A fund's performance may be affected by risks that include those associated with non-diversification, investments in foreign securities, non-investment grade debt securities, undervalued companies or companies with a relatively small market capitalization. Please see a Janus prospectus for more detailed information.